[Letterhead of Wachtell, Lipton, Rosen & Katz]
April 12, 2007
VIA EDGAR
Division of Corporation Finance
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:    VIRGINIA HOLDCO, INC.
REGISTRATION STATEMENT ON FORM S-4
Ladies & Gentlemen:
     On behalf of Virginia Holdco, Inc., a New Jersey corporation (“Holdco”), I am submitting for filing Holdco’s Registration Statement on Form S-4 (the “Registration Statement”) relating to up to 13,087,491 shares of common stock, par value $0.01 per share, of Holdco to be issued in connection with the merger (the “Merger”) of Fresno Merger Sub, Inc., a Florida corporation and a direct wholly owned subsidiary of Holdco (“Fresno Merger Sub”), with and into Florida Rock Industries, Inc., a Florida corporation (“Florida Rock”), pursuant to an Agreement and Plan of Merger, dated as of February 19, 2007, as amended on April 9, 2007, by and among Vulcan Materials Company, Florida Rock, Holdco, Virginia Merger Sub, Inc. and Fresno Merger Sub (the “Merger Agreement”). The Registration Statement includes Holdco’s preliminary proxy statement/prospectus in connection with the special meeting of the stockholders of Florida Rock, at which the approval of the stockholders of Florida Rock of the Merger Agreement is being sought.
     Pursuant to Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, a filing fee of $45,000.00 is due in connection with this filing of the Registration Statement. That amount was paid to the Commission on April 10, 2007 by wire transfer to the Commission in immediately available funds.
     Please direct any questions concerning the Registration Statement to the undersigned at (212) 403-1348, or David M. Adlerstein at (212) 403-1363.
Very truly yours,
/s/  Gavin W. Holmes
Attachment